September 26, 2019

Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:    Scott Stringer
Bill Thompson

RE:    Signet Jewelers Limited
Form 10-K for the Fiscal Year Ended February 2, 2019
Filed April 3, 2019
Form 10-Q for the Quarterly Period Ended August 3, 2019
Form 8-K filed September 5, 2019
Filed September 5, 2019
File No. 001-32349

Ladies & Gentlemen:

Signet Jewelers Limited, a Bermuda-based corporation (the “Company” or “we,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 12, 2019 (the “Comment Letter”), with respect to the Company’s: (i) Form 10-K for the fiscal year ended February 2, 2019 (the “Form 10-K”) filed with the Commission on April 3, 2019; (ii) Form 10-Q for the quarterly period ended August 3, 2019 (the “Form 10-Q”) filed with the Commission on September 5, 2019; and (iii) Form 8-K furnished to the Commission on September 5, 2019.
Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year Ended February 2, 2019

Notes to the Consolidated Financial Statements
2. New Accounting Pronouncements
New accounting pronouncements adopted during the period - Revenue Recognition, page 78

1.
We note as a result of adopting ASU 2014-09, Revenue from Contracts with Customers (Topic 606), you identified that the new standard required you to adjust your presentation of costs associated with selling extended service plans and treatment of the amortization of certain bonus and profit-sharing arrangements related to third-party credit card programs. The capitalization and amortization of “certain costs” associated with selling extended service plans was discontinued and are now expensed as incurred. Please tell us the nature of these “certain costs” and why your accounting complies with ASC 606. Please also tell us the nature of the costs that are capitalized.

In addition, with regards to the credit card program, please describe the change in balance classification and change in amortization treatment of certain bonus and profit-sharing arrangements. Finally, please tell us whether you received any bonus or profit-sharing payments, where such payments are recorded, how they are accounted for and the guidance you applied.
Response:
Capitalized contract costs
As part of the procedures performed during the Company’s adoption of ASU 2014-09, management reviewed the composition of direct selling costs incurred related to the sale of extended service plans (“ESP”). The nature of each cost was reviewed to determine if it met the criteria defined in ASC 340-40-25 for deferral, specifically the costs being incremental costs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. Management has identified costs eligible for capitalization under the new guidance which are directly incremental to the sale of ESP including specific store incentive compensation programs (such as commissions and related fringe benefits) and costs of tender.
During the review of the composition of direct ESP selling costs, certain store incentive compensation arrangements previously capitalized by management were identified where the sale of ESP was one of multiple factors in the calculation of incentive compensation. As a result and based on the guidance in ASC subtopic 340-40, management determined these costs should be expensed as incurred prospectively. Further, upon adoption of ASU 2014-09, the portion of the deferred ESP selling costs as of February 3, 2018 related to these store incentive compensation arrangements was reclassified to beginning retained earnings in the amount of $16.5 million.
Balance sheet classification
The change in balance classification is referencing the impact of the change in accounting for returns reserve. Prior to the adoption of ASU 2014-09, the Company recognized a sales return reserve within accrued expenses. Subsequent to the adoption of ASU 2014-09 and in accordance with ASC Topic 606, the Company revised its sales return reserve presentation such that a refund liability is recognized within current liabilities and an asset for recovery is presented within current assets.
Third-party credit card programs
The change in amortization treatment of certain signing bonus and profit-sharing arrangements related to third-party credit card programs is referencing specific elements of the Company’s strategic initiative to outsource its North America private label credit card programs as disclosed in Note 4 of Form 10-K for the fiscal year ended February 2, 2019. Prior to the adoption of ASU 2014-09, the Company recognized these items as offsets to selling, general and administrative expenses in the consolidated income statements.
As part of the procedures performed during the Company’s adoption of ASU 2014-09, management reviewed the terms of its existing private label credit card programs and identified the programs as being a normal, ordinary activity which enable incremental retail sales, as well as builds customer loyalty. Management concluded that the nature of the promise to maintain and support the private label credit card programs, (including soliciting new accounts, marketing the program, maintaining infrastructure, training personnel, access to licenses and customer lists) was a series of distinct services being fulfilled on a daily basis. For providing these services, the Company received various forms of variable consideration. As a result and in accordance with ASC Topic 606, the Company revised its policy and records these items as incremental revenue included within sales in the consolidated income statements.
Management also reviewed the manner by which the performance obligations are required to be fulfilled, noting performance was required over time. Certain performance obligations, including the signing bonus, require performance in a steady, even manner throughout the term of the agreement. For these obligations, revenue is recognized on a straight-line basis. Other performance obligations, including the profit-sharing arrangements, require periodic assessments of performance during distinct periods throughout the term of the agreement. For these obligations, revenue is recognized only when the performance obligations have been satisfied by the Company. The unamortized portion of the signing bonus is presented within other current and non-current liabilities within the consolidated balance sheets.

4. Credit transaction, net, page 83

2.
We note you recognized net charges of $167.4 million as a result of the sale of the non- prime in-house accounts receivable. Please tell us how you computed the loss and whether the loss reflects the reversal of the related allowance of $107.6 million disclosed on page 97. In addition, please tell us what facts and circumstances lead to the loss.

Response:
The net charge of $167.4 million was comprised of $160.4 million of valuation losses recognized (net of the reversal of the related allowance of $107.6 million) related to the non-prime in-house accounts receivable portfolio and $7.0 million of transaction costs related to the sale of the portfolio which were expensed as incurred.
With respect to the valuation losses, including the timing of when the losses were recognized by the Company, below is a brief summary of events disclosed in the Form 10-K for the year ended February 2, 2019 and incremental information regarding the facts that lead to the loss:

–
As of February 3, 2018, the Company presented its non-prime in-house accounts receivable portfolio net of an allowance for credit losses, which represented management’s estimate of incurred losses as of the balance sheet date as required under ASC Topic 310 “Receivables”.

–
In March 2018, the Company entered into a definitive agreement to sell the non-prime in-house accounts receivable portfolio at a price expressed as 72% of the par value of the accounts receivable eligible at the time of the transaction closing. At the time the decision was made to sell the portfolio and in accordance with guidance in ASC 310-10-35-49, management transferred the accounts receivable into the “held for sale” classification, reversed the related allowance of $107.6 million and recognized an incremental loss to write down the accounts receivable to the lower of cost or fair value as required for held for sale accounts receivable. Although this transaction impacted the first quarter of Fiscal 2019, the terms of the agreement were considered in management’s fair value measurement disclosure related to the in-house finance receivable portfolio in Note 19 of Form 10-K for the year ended February 3, 2018.

–
For each fiscal period subsequent to entering into the definitive agreement to sell the portfolio in March 2018, the Company utilized a discounted cash flow model to estimate fair value, which included forecasting activity within the portfolio to determine the composition of the portfolio expected at the transaction close date. The results from this model were utilized by management to determine the incremental loss required to be recognized each period. The primary activity included within the model related to collections, write-offs and interest income (yield) which directly impact the composition of the portfolio as of the expected transaction closing date, which would then be subject to the sale price described above.

–
As a result, incremental losses recognized between March 2018 when the definitive agreement was signed and June 2018 when the transaction closed are directly attributable to continuing to operate the business in its normal course. This included the generation of new accounts, sales, collections, write-offs and other activity within the portfolio.

Form 10-Q for the Quarterly Period Ended August 3, 2019

Notes to the Condensed Consolidated Financial Statements
13. Leases, page 19

3.
In future filings, please provide the required ASC 840 disclosures for all periods that continue to be reported in accordance with ASC 840 or explain why such disclosures are not required. Reference is made to ASC 842-10-65-1(jj).

Response:
We acknowledge the Staff’s comment. In future filings, we will provide the description of lease designations and future minimum payments as required by ASC 840 for periods that continue to be reported in accordance with ASC 840.

14. Goodwill and intangibles, page 20

4.
We note you recorded a non-cash out-of-period adjustment of $47.7M related to Zales and R2Net goodwill, which were related to an error in the calculation of goodwill impairments during fiscal 2019. Please provide us with your materiality assessment in accordance with ASC 250-10-S99-1 and S99-2 and explain to us why the error is considered immaterial to the prior year and the current year.

Response:
As disclosed in Note 14 of the Form 10-Q for quarterly period ended August 3, 2019, the Company recognized a non-cash immaterial out-of-period adjustment of $47.7 million, with $35.2 million related to Zales goodwill and $12.5 million related to R2Net goodwill, within goodwill and intangible impairments on the condensed consolidated statements of operations related to an error in the calculation of goodwill impairments during Fiscal 2019.
The out-of-period adjustment related to the Zales goodwill related to the correction of an error resulting from a calculation performed during the first quarter of Fiscal 2019. The out-of-period adjustment related to the R2Net goodwill related to the correction of an error resulting from a calculation performed during the fourth quarter of Fiscal 2019. The goodwill from the Zales and R2Net acquisitions is reported within the North America reportable segment.
The Company considered the provisions of SAB 99 and ASC 250-10-S99-1, Accounting Changes and Error Corrections (“ASC 250”) in determining the quantitative and qualitative materiality of the error, with further commentary on each of these criteria provided below:
Quantitative analysis
The Company’s approach to assessing materiality includes a quantitative analysis of net assets under the iron curtain approach and net income under both the iron curtain and rollover approaches. The Company evaluated the quantitative impacts of this error on its consolidated financial statements for the following periods:

–	13 week period ended May 4, 2018 (First quarter of Fiscal 2019)

–	Fiscal year ended February 2, 2019 (Fiscal 2019)

–	(Forecasted) Fiscal year ended February 1, 2020 (Fiscal 2020)
Within our consolidated income statements or statements of operations, the error impacted amounts reported in the goodwill and intangible impairments line, as well as all subtotals which included the the goodwill and intangible impairment line. Significant subtotals reported by management include operating income, income (loss) before income taxes, net income (loss) and net income (loss) attributable to common shareholders. Additionally, the adjustment would have impacted earnings (loss) per share in each period. The quantitative impacts of the adjustments on significant line items for each period is summarized in the table below as a percentage change to the reported amount:

% change	First Quarter Fiscal 2019	Fiscal 2019	Fiscal 2020 (Forecasted)
Goodwill and intangible impairments	7.8%	6.5%	100.0%
Operating income (loss)	6.1%	6.2%	***
Income (loss) before income taxes	6.0%	5.9%	***
Net income (loss)	7.0%	7.2%	***
Net income (loss) attributable to common shareholders	6.9%	6.9%	***
Diluted earnings (loss) per share	6.9%	6.9%	***
***With respect to Fiscal 2020, management has evaluated the impact of the adjustment on the forecasted full year results and does not expect it to have a significant impact on the Company’s profitability or trends as discussed further in the evaluation of qualitative factors below.

Within our consolidated balance sheets, the error impacted the amounts reported in the following line items: goodwill; total assets; retained earnings; total shareholders’ equity; and total liabilities, redeemable convertible preferred shares and shareholders’ equity. The quantitative impacts of the adjustments on significant line items as of each reporting date is summarized in the table below as a percentage of the reported amount:

% change	As of May 5, 2018	As of February 2, 2019
Goodwill	6.9%	16.1%
Total assets	0.7%	1.1%
Total shareholders’ equity	1.8%	3.9%
There was no material impact on the statement of cash flows as the error represented the correction of a non-cash impairment charge with all line items impacted being presented within operating activities.
Qualitative analysis
Management also considered the impact of the error, individually and in the aggregate, in its qualitative analysis and concluded the following:

–
The impact of this error on the income statement and profitability in Fiscal 2019 was mitigated by the large loss incurred by the previously recognized non-cash impairment charges during the first quarter ($448.7 million), fourth quarter ($286.7 million) and full year Fiscal 2019 ($735.4 million); also, it is considered a non-GAAP add back to the model used by analysts and as such does not factor in to how the analysts’ evaluate or forecast the financial performance of the Company;

–
The impact of recognizing the adjustment in the Fiscal 2020 consolidated income statement is not expected to have a significant impact on the Company’s full year profitability or trends; Further, management highlights the adjustment is non-cash and has no impact on expected operating cash flows for the Company in Fiscal 2020;

–
The misstatements do not have a significant impact on the profitability or trends within the North America segment, which represents approximately 90% of the Company’s sales and total assets, in any of the relevant periods for the same reasons as described above;

–
The misstatements individually and in the aggregate do not affect Signet’s compliance with any loan covenants or other contractual requirements within the relevant periods as the impairment charges are non-cash and added back for purposes of the Company’s leverage ratio and fixed charge coverage ratio;

–	The misstatements do not affect management’s compensation as it is determined by the compensation committee based on non-GAAP results, which adjust for non-recurring items such as impairment charges;

–
The error did not hide a failure to meet consensus expectations as goodwill and intangible impairment charges are added back for purposes of determining non-GAAP earnings and EPS measures as disclosed within the Company’s quarterly earnings releases; and

–	The misstatements do not appear to be a potential for market reaction as analyst and investor questions focused on the non-GAAP operating results of the business.
Additionally, from a qualitative perspective, ASC 250 also provides that a change of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. Based on the factors noted and conclusions reached above under our SAB 99 analysis, the Company believes the correction of the error would not change a reasonable investor’s view of the reports containing the error.
Materiality conclusion
After considering both the quantitative and qualitative assessments of the error noted above, the Company believes there are no factors that would suggest the error has a material impact on the prior year or current year consolidated financial statements.

Form 8-K filed September 5, 2019

Financial Guidance, page 6

5.
We note that you provide a non-GAAP tax rate as part of your fiscal 2020 guidance. Please revise to include the appropriate reconciliation required by Item 10(e) of Regulation S-K, or provide disclosure that you are relying on the “unreasonable efforts” exception in Regulation G. Please refer to Question 102.10 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018.

Response:
We acknowledge the Staff’s comment and the guidance set forth in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company confirms that it will comply with the guidance, in future filings, when preparing its public disclosures. The information below illustrates what the incremental disclosure would have been if the changes were incorporated into the Form 8-K filed on September 5, 2019:

	Fiscal 2020 Guidance Low End	Fiscal 2020 Guidance High End
GAAP effective tax rate	17.0%	19.0%
Charges related to transformation plan	4.0%	2.5%
Loss related to goodwill and intangible impairment	(5.3)%	(4.9)%
Fees related to debt refinancing	0.3%	0.4%
Non-GAAP effective tax rate	16.0%	17.0%

GAAP to Non-GAAP Reconciliations, page 10

6.
We note that you present adjustments net of related tax effects to arrive at non-GAAP diluted EPS for fiscal year 2020 and Q3 of fiscal year 2020. Please note that income taxes should be shown as a separate line item and clearly explained. Please revise your presentations of non-GAAP diluted EPS in future earnings releases to comply with the guidance in Question 102.11 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018.

Response:
We acknowledge the Staff’s comment and, in future earnings releases where we provide non-GAAP diluted EPS, we will provide a quantitative analysis which separately presents and clearly explains the income taxes associated with the non-GAAP measure. The information below illustrates what the incremental disclosure would have been if the changes were incorporated into the Form 8-K filed on September 5, 2019:

	Fiscal 2020 Guidance Low End	Fiscal 2020 Guidance High End
Diluted EPS	$0.87	$1.33
Charges related to transformation plan	1.35	1.16
Loss related to goodwill and intangible impairment	0.91	0.91
Fees related to debt refinancing	0.14	0.14
Tax impact of items above	(0.36)	(0.31)
Non-GAAP Diluted EPS	$2.91	$3.23

	Q3 Fiscal 2020 Guidance Low End	Q3 Fiscal 2020 Guidance High End
Diluted EPS	$(1.48)	$(1.21)
Charges related to transformation plan	0.15	0.05
Fees related to debt refinancing	0.14	0.14
Tax impact of items above	0.03	—
Non-GAAP Diluted EPS	$(1.16)	$(1.02)

*     *    *

If you have questions regarding the foregoing, please contact the undersigned at (330) 668-5653.

Very truly yours,

SIGNET JEWELERS LIMITED

By:	/s/ Joan Hilson
Joan Hilson
Chief Financial Officer